                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                               NetCreations, Inc.
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)


                                    64110N102
                                 (CUSIP Number)

     Elizabeth Wang                        William A. Myers
     DoubleClick Inc.                      Brobeck, Phleger & Harrison LLP
     450 West 33rd Street                  1633 Broadway, 47th Floor
     New York, NY 10001                    New York, NY 10019
     (212) 271-8570                        (212) 581-1600

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 2, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                         (Continued on following pages)


                               Page 1 of 7 Pages

------------------------   --------------------------    ----------------------
CUSIP NO.  64110N102             SCHEDULE 13D              PAGE 2 OF 7 PAGES
------------------------   --------------------------    ----------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            DoubleClick Inc.                            I.R.S. I.D. # 13-3870996
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware
----------- --------------------------------------------------------------------
                               7      SOLE VOTING POWER                        0
  NUMBER OF                   --------- ----------------------------------------
    SHARES                     8      SHARED VOTING POWER             10,097,100
 BENEFICIALLY                 --------- ----------------------------------------
   OWNED BY                    9      SOLE DISPOSITIVE POWER                   0
  REPORTING                   --------- ----------------------------------------
 PERSON WITH                  10      SHARED DISPOSITIVE POWER                 0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      10,097,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                          [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                 65%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 7 Pages

                  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DoubleClick Inc. that it is the beneficial owner of any of the common stock of NetCreations, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Issuer Common Stock"), of NetCreations, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 379 West Broadway, Suite 202, New York, New York 10012.

Item 2.  Identity and Background.

     (a) The name of the person filing this statement is DoubleClick Inc., a Delaware corporation ("DoubleClick").

     (b) The address of the principal office and principal business of DoubleClick is 450 West 33rd Street, 16th Floor, New York, New York 10001.

     (c) DoubleClick is a leading provider of technology-driven marketing and advertising solutions to thousands of advertisers, advertising agencies, Web publishers and e-commerce merchants worldwide. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of DoubleClick's directors and executive officers, as of the date hereof. Other than directors and executive officers, there are no persons controlling DoubleClick.

     (d) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Except as indicated in Schedule A hereto, each of the individuals named therein is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 2, 2000 (the "Merger Agreement"), among DoubleClick, Genesis Merger Sub, Inc., a New York corporation and wholly owned subsidiary of DoubleClick ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the



                               Page 3 of 7 Pages
right to receive 0.41 of a share of DoubleClick common stock, par value $0.001 per share (the "Merger Consideration"). The Merger is subject to the approval and adoption of the Merger Agreement and the Merger by the shareholders of the Issuer and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.  Purpose of Transaction.

     (a) - (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Merger Sub, a wholly owned subsidiary of DoubleClick, with and into the Issuer, in a merger pursuant to New York Business Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of DoubleClick (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive the Merger Consideration in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger. DoubleClick will assume the Issuer's 1999 Stock Option Plan, as amended, and the Issuer's 2000 Employee Stock Purchase Plan, as well as the outstanding options and purchase rights issued under such plans.

                  As an inducement to DoubleClick to enter into the Merger Agreement, certain shareholders (collectively, the "Shareholders") of the Issuer have entered into a Company Shareholders Agreement, dated as of October 2, 2000 (together with the related irrevocable proxy, the "Shareholders Agreement"), with DoubleClick pursuant to which the Shareholders have agreed to vote an aggregate of 10,097,100 shares of Issuer Common Stock (the "Shares") beneficially owned by the Shareholders in favor of approval and adoption of the Merger Agreement and of the Transaction (as defined in the Shareholders Agreement). Further, by their execution of the Shareholders Agreement, each Shareholder has irrevocably appointed the members of the board of directors of DoubleClick (the "Attorney") as his or her lawful attorney and proxy. Such proxy gives the Attorney the limited right to vote the Shares in all matters related to the Merger. The Shareholders and the number of Shares subject to their respective Shareholder Agreements are set forth in Schedule B hereto, which is incorporated herein by reference. The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the copy of the form of Shareholders Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, the Attorney will be limited, at every Issuer shareholders' meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval and adoption of the Merger and the Merger Agreement. The Shareholders may vote the Shares on all other matters. The Shareholders Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

                  As a result of the foregoing, DoubleClick and each Shareholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange



                               Page 4 of 7 Pages

Act, the beneficial owner of any securities covered by this Schedule 13D. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Shareholder Agreements.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, who are Kevin P. Ryan, Stephen R. Collins and Greg Ellis. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit 3 to this Schedule 13D, which is incorporated herein in its entirety by reference. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter amended.

     (h) - (i) Upon consummation of the Merger in accordance with the Merger Agreement, the Issuer Common Stock will be delisted from The Nasdaq Stock Market's National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, DoubleClick currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although DoubleClick reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) As a result of the Shareholders Agreement, DoubleClick may be deemed to be the beneficial owner of the Shares. The Shares constitute approximately 65% of the issued and shares of Issuer Common Stock based on 15,534,000 outstanding shares of Issuer Common Stock represented by the Issuer as outstanding as of October 2, 2000 in the Merger Agreement.

                  DoubleClick has shared power to vote all of the Shares for the limited purposes described above in connection with the Shareholders Agreement. However, (i) DoubleClick does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any of the Shares pursuant to the Shareholders Agreement and (ii) is not entitled to any rights as a shareholder of Issuer as to the Shares. As a result of the foregoing, DoubleClick and each Shareholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. DoubleClick expressly disclaims beneficial ownership of any of the Shares. To the best of DoubleClick's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.


                               Page 5 of 7 Pages

     (c) Neither DoubleClick nor, to the knowledge of DoubleClick, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as described in Item 4 and incorporated herein by reference, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger and Reorganization, dated as of October 2, 2000, among DoubleClick Inc., a Delaware corporation, Genesis Merger Sub, Inc., a New York corporation and wholly owned subsidiary of DoubleClick Inc., and NetCreations, Inc., a New York corporation.*

                  2. Company Shareholders Agreement and irrevocable proxy, dated as of October 2, 2000, among DoubleClick Inc., a Delaware corporation, and certain shareholders of NetCreations, Inc., a New York corporation.

                  3. Form of Restated Certificate of Incorporation of Net Creations, Inc.**


----------------------
         * Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by DoubleClick Inc. with the Securities and Exchange Commission on October 4, 2000.

         ** Incorporated herein by reference to Annex B of Exhibit 2.1 of the Current Report on Form 8-K filed by DoubleClick Inc. with the Securities and Exchange Commission on October 4, 2000.


                               Page 6 of 7 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 6, 2000


                                              DOUBLECLICK INC.

                                              By:  /s/ Stephen R. Collins
                                                   -----------------------
                                                   Stephen R. Collins
                                                   Chief Financial Officer




                               Page 7 of 7 Pages

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                DOUBLECLICK INC.


                                       Present Principal
                                    Occupation Including Name
                                    of Employer (if other
       Name                           than DoubleClick Inc.)                    Address of Employer
-----------------------------  ----------------------------------      ----------------------------------
Inside Directors (indicated
with "*") and Executive
Officers of DoubleClick Inc.
-----------------------------
 Kevin J. O'Connor*            Chairman of the Board of Directors      450 West 33rd Street, 16th Floor
                                                                       New York, New York 10001

 Kevin P. Ryan*                Chief Executive Officer, President      450 West 33rd Street, 16th Floor
                               and Director                            New York, New York 10001

 Dwight A. Merriman*           Chief Technical Officer and Director    450 West 33rd Street, 16th Floor
                                                                       New York, New York 10001

 Jeffrey E. Epstein            Executive Vice President                450 West 33rd Street, 16th Floor
                                                                       New York, New York 10001

 Stephen R. Collins            Chief Financial Officer                 450 West 33rd Street, 16th Floor
                                                                       New York, New York 10001

 Wenda Harris Millard          Executive Vice President and General    450 West 33rd Street, 16th Floor
                               Manager, Media                          New York, New York 10001

 Barry M. Salzman(1)           Vice President, International Media     450 West 33rd Street, 16th Floor
                                                                       New York, New York 10001

 Christopher M. Dice           President and Chief Operating           11101 West 120 Avenue
                               Officer, Abacus Direct                  Broomfield, CO 80021

 David Rosenblatt              Senior Vice President, Global           450 West 33rd Street, 16th Floor
                               Technology Solutions                    NewYork, New York 10001

 Jonathan Shapiro              Senior Vice President, Abacus Online    450 West 33rd Street, 16th Floor
                                                                       New York, New York 10001
 Outside Directors
 -----------------
 David N. Strohm               General Partner of several venture      755 Page Mill Road
                               capital funds affiliated with           Building A, Suite 100
                               Greylock Management Corporation         Palo Alto, California 94304

 Mark E. Nunnelly              Managing Director of Bain Capital,      Two Copley Place
                               Inc., a venture capital group           Boston, Massachusetts 02116


--------
(1) Citizen of Italy.


                                       Present Principal
                                    Occupation Including Name
                                    of Employer (if other
       Name                           than DoubleClick Inc.)                    Address of Employer
-----------------------------  ----------------------------------      ----------------------------------
Outside Directors
-----------------------------
 Thomas S. Murphy              Retired Chairman and Chief Executive    77 West 66th Street, 10th Floor
                               Officer, ABC/Cap Cities                 New York, NY 10023

 W. Grant Gregory              Chairman of Gregory & Hoenemeyer,       666 Steamboat Road Greenwich,
                               Inc., a merchant banking firm           Connecticut 06830

 Donald Peppers                Chief Executive Officer of Marketing    700 Canal Street
                               1 to 1/Peppers and Rogers Group, a      Stamford, Connecticut 06883
                               marketing consulting firm


                                   Schedule B


                                                     Shares Beneficially Owned
Stockholder                                 Subject to the Shareholders Agreement
-----------                                 -------------------------------------

Rosalind Resnick                                     5,289,597
Ryan Scott Druckenmiller                             4,807,503


                                      B-1